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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.___ )*

GeoResources, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
372476 10 1
(CUSIP Number)
Vincent Altamura, Esq.
Legal Division NC0630
Wachovia Corporation
One Wachovia Center, 30th Floor
301 South College Street
Charlotte, North Carolina 28288-0630
(704) 383-4903
With a copy to:
Sean M. Jones, Esq.
Kennedy Covington Lobdell & Hickman, L.L.P.
Hearst Tower, 47th Floor
Charlotte, North Carolina 28202
(704) 331-7406
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 17, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	[760349100]	13D	Page	2	of	12 Pages

1	NAMES OF REPORTING PERSONS: WACHOVIA CAPITAL PARTNERS 2005, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,888,560

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,888,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,888,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	[760349100]	13D	Page	3	of	12 Pages

1	NAMES OF REPORTING PERSONS: WCP MANAGEMENT COMPANY 2005, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	North Carolina

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,888,560

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,888,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,888,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	[760349100]	13D	Page	4	of	12 Pages

1	NAMES OF REPORTING PERSONS: SCOTT B. PERPER

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,888,560

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,888,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,888,560

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	[760349100]	13D	Page	5	of	12 Pages

1	NAMES OF REPORTING PERSONS: SCOTT R. STEVENS

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑*

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of GeoResources, Inc., a Colorado corporation (the “Company”), with its principal executive office located at 1407 West Dakota Parkway, Suite 1-B, Williston, North Dakota 58801.
Item 2. Identity and Background.
     (a) This statement is being filed jointly pursuant to Rule 13d-1(a) and 13d-1(k) under the Exchange Act by (1) Wachovia Capital Partners 2005, LLC, a North Carolina limited liability company (“WCP 2005”), (2) WCP Management Company 2005, LLC, a North Carolina limited liability company (“Management 2005”), (3) Scott B. Perper (“Mr. Perper”), and (4) Scott R. Stevens (“Mr. Stevens”). The persons described in items (1) through (4) are referred to herein as the “Reporting Persons.” Information concerning each executive officer, director and controlling person of WCP 2005 and Management 2005 is listed on Annex A attached hereto (the “Listed Persons”) and incorporated by reference herein. To the knowledge of the Reporting Persons, all of the Listed Persons are citizens of the United States.
     (b) The address of the principal business office of each Reporting Person is 301 South College St., 12th Floor, Charlotte, NC 28288.
     (c) WCP 2005 is an investment entity engaged principally in the business of making private equity investments. Management 2005 is engaged in the business of being the managing member of WCP 2005. Mr. Perper’s principal occupation is serving as the managing member of Management 2005 and certain of its affiliates and as an employee of Wachovia Corporation. Mr. Stevens’ principal occupation is serving as a member of Management 2005 and certain of its affiliates and as an employee of Wachovia Corporation. Mr. Stevens also serves as a director of the Company. The principal business and principal office address of each of the Reporting Persons is set forth in paragraph (b) above.
     (d) During the last five years, none of the Reporting Persons and, to the knowledge of each Reporting Person, none of the Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons and, to the knowledge of each Reporting Person, none of the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) The following sets forth the jurisdiction of organization or citizenship of each Reporting Person:

Reporting Person	State of Organization/Citizenship
WCP 2005	North Carolina
Management 2005	North Carolina
Mr. Perper	United States
Mr. Stevens	United States
To the knowledge of the Reporting Persons, each Listed Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.
     WCP 2005 purchased partnership interests in Southern Bay Oil & Gas, L.P., a Texas limited partnership and predecessor to the Company (“Southern Bay”), at various times in 2005 and 2007 with cash in the ordinary course of its private equity investment business. These interests were converted into Common Stock in connection with the Merger defined and discussed in Item 4 below. Funds for the purchase of the partnership interests in Southern Bay were provided from the working capital of WCP 2005 and its affiliates.
Item 4. Purpose of Transaction.
     On September 14, 2006, the Company and two of its newly-formed subsidiaries established to effect the Merger, Southern Bay Energy Acquisition, LLC (“Southern Sub”) and Chandler Acquisition, LLC (“Chandler Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Southern Bay, Chandler Energy, LLC, a Colorado limited liability company (“Chandler”), and Chandler’s newly-formed subsidiary, PICA Energy, LLC, a Colorado limited liability company. Pursuant to the terms of the Merger Agreement, on April 17, Southern Bay was merged with and into Southern Sub and the partnership interests in Southern Bay were exchanged for an aggregate of 8,263,000 shares of Common Stock, with Southern Sub continuing as the surviving corporation as a direct wholly-owned subsidiary of the Company and the partners of Southern Bay receiving the number of shares of Common Stock proportionate to such partner’s percentage interest in Southern Bay (the “Merger”). As a result of the Merger, the WCP 2005 received 1,888,560 shares of Common Stock in exchange for its interest in Southern Bay. The foregoing description of the transactions contemplated by the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement, a copy of which is filed as Exhibit 99.2 and incorporated herein by reference.
     In connection with the closing of the Merger, WCP 2005 entered into a Subscription Agreement and a Registration Rights Agreement. See Item 6 below.
     The Reporting Persons may acquire additional securities of the Company from time to time in the future, subject to certain factors, including without limitation (i) market conditions and (ii) the Reporting Persons’ assessment of the business and prospects of the Company.
     The Reporting Persons are continuously evaluating the business and prospects of the Company, and their present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by them as well as securities they may acquire in the future.
     Other than discussed as herein, the Reporting Persons currently have no plans to effect:
     (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or the to fill any existing vacancies on the Board of Directors;

     (e) any material change in the present capitalization or dividend policy of the Company;
     (f) any other material change in the Company’s business or corporate structure;
     (g) changes in the Company’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of those enumerated above.
     The Reporting Persons intend to evaluate their investment in the Company continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) This Statement relates to 1,888,560 shares of the Company’s Common Stock, representing 13.0% of the Company’s outstanding shares of Common Stock as of April 17, 2007 and 13.0% of the voting power (which percentages are calculated in accordance with Rule 13d-3(d)(1)), which currently are held directly by WCP 2005. Such amounts are calculated based on approximately 14,563,477 total shares of Common Stock being outstanding following the Merger. No other Reporting Person directly holds any Common Stock of the Company or any rights to acquire any such common stock.
     (b) WCP 2005 has shared voting and dispositive power with respect to 1,888,560 shares of Common Stock.
     Management 2005 is the managing member of WCP 2005. As a result of the operating agreement for WCP 2005, Management 2005 is deemed to have shared voting and dispositive power with respect to the securities of the Company owned by WCP 2005.
     Mr. Perper is the managing member of Management 2005 and as a result is deemed to have shared voting and dispositive power with respect to the securities of the Company held by WCP 2005. Mr. Perper disclaims such beneficial ownership. If Mr. Perper’s employment with Wachovia Corporation or its subsidiaries is terminated, Mr. Perper may under certain circumstances be removed as the managing member of Management 2005. As a result of its indirect ownership of interests in WCP 2005, Wachovia Corporation has the right to remove Management 2005 as the managing member of WCP 2005 under certain circumstances. Wachovia Corporation does not have any rights with respect to the voting or disposition of securities of the Company held by WCP 2005.
     Mr. Stevens is a director of the Company and a member of Management 2005. Pursuant to the operating agreement of Management 2005, any securities or fees Mr. Stevens receives from the Company as director compensation will be held by Mr. Stevens for the benefit of Management 2005.

     (c) Other than the acquisition of shares of Common Stock of the Company as a result of the Merger, none of the Reporting Persons and, to the knowledge of the Reporting Persons, no Listed Person has had any transactions in the Common Stock during the past 60 days.
     (d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer
     WCP 2005 is party to a Subscription Agreement with the Company dated April 17, 2007, pursuant to which WCP 2005 subscribed for shares of Common Stock and agreed to exchange its interests in Southern Bay in connection with the Merger. In addition, WCP 2005 also is party to a Registration Rights Agreement dated April 17, 2007 among the Company, Southern Sub, Chandler Sub and the various holders of interests in Southern Bay and Chandler prior to the Merger, pursuant to which the Company agreed to prepare and file with the Securities Exchange Commission a “shelf” registration statement on Form S-3 covering the resale of the shares of Common Stock issued pursuant to the Merger Agreement. The foregoing descriptions of the Subscription Agreement and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the agreements, copies of which are filed as Exhibit 99.3 and 99.4, respectively, and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits

Exhibit	Name
99.1	Joint Filing Agreement, dated as of April 24, 2007, by and among the Reporting Persons	Filed herewith

99.2	Agreement and Plan of Merger, dated September 14, 2006, among GeoResources, Inc., Southern Bay Energy Acquisition, LLC, Chandler Acquisition, LLC, Southern Bay Oil & Gas, L.P., Chandler Energy, LLC, and PICA Energy, LLC	Incorporated herein by reference to Annex A to the Company’s Proxy Statement filed February 23, 2007

99.3	Subscription Agreement, dated as of April 17, 2007, by and between GeoResources, Inc. and Wachovia Capital Partners 2005, LLC	Filed herewith

99.4	Registration Rights Agreement, dated as of April 17, 2007, by and among GeoResources, Inc., Southern Bay Energy Acquisition, LLC, Chandler Acquisition, LLC, Wachovia Capital Partners 2005, LLC and the other parties thereto	Incorporated herein by reference to Exhibit 10 to the Company’s Current Report on Form 8-K filed April 23, 2007

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 24, 2007

WACHOVIA CAPITAL PARTNERS 2005, LLC

By:	WCP Management Company 2005, LLC,
its sole managing member

	By:	/s/ Scott B. Perper

	Name:	Scott B. Perper
	Title:	Managing Member

WCP MANAGEMENT COMPANY 2005, LLC

By:	/s/ Scott B. Perper

Name:	Scott B. Perper
Title:	Managing Member

/s/ Scott B. Perper

Scott B. Perper

/s/ Scott R. Stevens

Scott R. Stevens

Annex A
WACHOVIA CAPITAL PARTNERS 2005, LLC
Executive Officers

Scott B. Perper	Managing Director
Frederick W. Eubank, II	Managing Director
L. Watts Hamrick, III	Managing Director
Address
Each of such executive officers can be reached c/o: Wachovia Capital Partners, 301 South College St., 12th Floor, One Wachovia Center, Charlotte, North Carolina 28288.

A - 1

WCP MANAGEMENT COMPANY 2005, LLC
Executive Officers
Scott B. Perper               Managing Member
Address
Each of such executive officers can be reached c/o: Wachovia Capital Partners, 301 South College St., 12th Floor, One Wachovia Center, Charlotte, North Carolina 28288.

A - 2